Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 3, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Gallaher acquires rights to brands in Malta, Cyprus and Lithuania

Gallaher announces today that further to a contractual arrangement made in 1993 it has acquired the Benson & Hedges and Silk Cut trademarks from British American Tobacco in Malta, North and South Cyprus, and the Silk Cut trademark in Lithuania for a total sum of £70m.

Commenting on the acquisition Nigel Northridge, chief executive, said: “While this transaction will not have a material impact on Group results, I am pleased that we have successfully concluded these negotiations to acquire these Benson & Hedges and Silk Cut trademarks, given our achievements in the EU to date.”

29th April 2005

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 859 777

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Notes to Editors

–	Under the terms of the 1993 agreement with British American Tobacco, Gallaher has a contractual right to purchase the Benson & Hedges and Silk Cut trademarks as countries accede to the European Union.
–	The consideration is for the acquisition of trademarks and associated goodwill only. Gallaher will not acquire any assets relating to British American Tobacco’s ‘legacy’ business.
–	The estimated size of the duty paid cigarette market in 2004 in Malta was 0.6bn, 0.8bn in North Cyprus and 1.6bn in South Cyprus. The estimated combined market shares of Benson & Hedges and Silk Cut were 8.6%, 18% and 7% respectively.
–	Silk Cut is not marketed in Lithuania.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: May 3, 2004	Title:	Programme Manager, Investor Relations